Exhibit (a)(5)(b)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 28, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Company Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Symmetricom, Inc.

at

$7.18 Net Per Share

by

PETT Acquisition Corp.

a Wholly Owned Subsidiary

of

Microsemi Corporation

PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

THE OFFER SHALL REMAIN OPEN UNTIL 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 25, 2013 UNLESS THE PERIOD OF TIME FOR WHICH THE OFFER IS OPEN SHALL HAVE BEEN EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) at least that number of Company Shares when added to any Company Shares already owned by Parent or any of its controlled subsidiaries, if any, equal to a majority of the sum of (1) all then outstanding Company Shares plus (2) all Company Shares that the Company may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights with an exercise price below the price per Company Share payable in the Offer, including the Company’s outstanding Company RSUs and Company Stock Options (each as defined in the Offer to Purchase), in each case, which are convertible or exercisable on or prior to the Expiration Date, as may be extended pursuant to the terms of the Merger Agreement (the “Minimum Condition”) and (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). The Offer is also subject to the other conditions set forth in the Offer to Purchase. Purchaser may waive any or all of the conditions to its obligation to purchase Company Shares pursuant to the Offer (other than the Minimum Condition, which the Purchaser may not waive).

THE BOARD OF DIRECTORS OF SYMMETRICOM UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR COMPANY SHARES INTO THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 21, 2013 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The purpose of the Offer is to acquire for cash as many Company Shares as possible as a first step in acquiring control of, and the entire equity interest in, the Company. The Merger Agreement provides for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent. Under the DGCL, if the conditions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) can be met pursuant to the terms of the Merger Agreement and if Purchaser holds, together with all Company Shares held by Parent, pursuant to the Offer or otherwise, at least a majority of the issued and outstanding Company Shares, Purchaser believes that it would be able to effect the Merger without a vote of the Company’s stockholders. Purchaser does not foresee any reason that would prevent it from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. At the effective time of the Merger, each Company Share outstanding (other than Company Shares directly owned by the Company and its subsidiaries, Parent or Purchaser, which will be canceled and shall cease to exist or Shares that are held by stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive $7.18 (or any other per Company Share price paid in the Offer) net to the selling stockholder in cash, without interest and less any required withholding taxes. The Merger Agreement is more fully described in the Offer to Purchase.

After careful consideration, the Board of Directors of the Company has unanimously (i) determined that the Offer is fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) subject to the terms of the Merger Agreement, resolved and agreed to recommend that holders of Company Shares accept the Offer, tender their Company Shares pursuant to the Offer and (if required by applicable Delaware law) approve the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to American Stock Transfer and Trust Company (the “Depositary”) of acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Shares have been accepted for payment. In all cases, payment for Company Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares or confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, at the end of November 25, 2013, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that, unless the Merger Agreement shall have been terminated in accordance with its terms, and subject to the conditions described in Section 1 of the Offer to Purchase, (i) the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market that is applicable to the Offer, and (ii) if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any tender offer condition is not satisfied and has not been waived, then the Purchaser will extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for successive extension periods of up to 10 business days each (each such extension period, an “Additional Offer Period”). In no event shall the Purchaser be required to extend the Offer beyond the “Outside Date” (which is defined in the Merger Agreement as January 31, 2014, provided that the “Outside Date” shall be automatically extended until May 31, 2014 if all of the conditions to the Offer are satisfied or waived (if applicable) as of January 31, 2014 other than the Minimum Condition and the condition requiring regulatory approvals, including the HSR Act Condition).

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), but in all instances subject to the provisions of Section 251(h) of the DGCL and Purchaser’s obligation to consummate the Merger as soon as practicable following the consummation of the Offer and satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser may elect to provide one subsequent offering period (a “Subsequent Offering Period”) following the Expiration Date. Purchaser is not permitted to provide for a Subsequent Offering Period if the Merger can be effected pursuant to Section 251(h) of the DGCL. If Purchaser elects to provide a Subsequent Offering Period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Company Shares not previously tendered into the Offer prior to the Expiration Date (or Company Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn.

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) of the Exchange Act. During any such extension, all Company Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Company Shares except during a Subsequent Offering Period. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, may also be withdrawn at any time after

December 27, 2013. If Purchaser elects to provide for a Subsequent Offering Period, Company Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If share certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Company Shares will be determined by Purchaser, in its sole discretion.

The receipt of cash for Company Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. For a description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Company Shares and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to banks, brokers and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE COMPANY BOARD AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

October 28, 2013